UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

ENDRA Life Sciences Inc.
(Exact name of registrant as specified in its charter)

Delaware	26-0579295
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

ENDRA Life Sciences Inc. 3600 Green Court, Suite 350 Ann Arbor, MI 48105	48105
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Not Applicable	Not Applicable

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☒

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: N/A (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Series C Preferred Stock, par value $0.0001 per share
(Title of class)

Information Required in Registration Statement

Item 1.	Description of Registrant’s Securities To Be Registered.

On September 26, 2022 the board of directors (the “Board”) of ENDRA Life Sciences Inc. (the “Company”) declared a dividend of one one-thousandth of a share of Series C Preferred Stock, par value $0.0001 per share (“Series C Preferred Stock”), for each outstanding share of the Company’s common stock, par value $0.0001 per share (“Common Stock”), and 1.359 shares of Series C Preferred Stock for each outstanding share of Series A Convertible Preferred Stock, par value $0.0001 per share (“Series A Preferred Stock”), to stockholders of record at 5:00 p.m. Eastern Time on October 7, 2022 (the “Record Date”).

General; Transferability. Shares of Series C Preferred Stock will be uncertificated and represented in book-entry form. No shares of Series C Preferred Stock may be transferred by the holder thereof except in connection with a transfer by such holder of any shares of Common Stock or Series A Preferred Stock, as applicable, held by such holder, in which case a number of (i) one one-thousandths (1/1,000ths) of a share of Series C Preferred Stock equal to the number of shares of Common Stock to be transferred by such holder or (ii) a number of shares of Series C Preferred Stock issued in respect of each share of Series A Preferred Stock to be transferred will be automatically transferred to the transferee of such shares of Common Stock or Series A Preferred Stock, as applicable.

Voting Rights. Each whole share of Series C Preferred Stock (other than any shares of Series C Preferred Stock held by a current director or a “named executive officer” (as defined in the Company’s definitive proxy statement for its most recent annual meeting of stockholders, filed with the Securities and Exchange Commission on May 2, 2022) of the Company) will entitle the holder thereof to 1,000,000 votes (and, for the avoidance of doubt, each fraction of a share of Series C Preferred Stock will have a ratable number of votes) on any proposal to adopt an amendment to the Company’s Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), to reclassify the outstanding shares of Common Stock into a smaller number of shares of Common Stock at a ratio specified in or determined in accordance with the terms of such amendment (the “Reverse Stock Split”) and shall not be entitled to vote on any other matter except to the extent required under the Delaware General Corporation Law (the “DGCL”). Thus, each one one-thousandth of a share of Series C Preferred Stock would entitle the holder thereof to 1,000 votes. The outstanding shares of Series C Preferred Stock will vote together with the outstanding shares of Common Stock and Series A Preferred Stock as a single class exclusively with respect to the Reverse Stock Split proposal. The Series C Preferred Stock will not be entitled to vote on any other matter, except to the extent required under the DGCL.

Dividend Rights. The holders of Series C Preferred Stock, as such, will not be entitled to receive dividends of any kind.

Liquidation Preference. The Series C Preferred Stock will rank senior to the Common Stock as to any distribution of assets upon a liquidation, dissolution or winding up of the Company, whether voluntarily or involuntarily (a “Dissolution”). Upon any Dissolution, each holder of outstanding shares of Series C Preferred Stock will be entitled to be paid out of the assets of the Company available for distribution to stockholders, prior and in preference to any distribution to the holders of Common Stock, an amount in cash equal to $0.0001 per outstanding share of Series C Preferred Stock.

Redemption. All shares of Series C Preferred Stock that are not present in person or by proxy at any meeting of stockholders held to vote on the Reverse Stock Split as of immediately prior to the opening of the polls at such meeting (the “Initial Redemption Time”) will automatically be redeemed in whole, but not in part, by the Company at the Initial Redemption Time without further action on the part of the Company or the holder of shares of Series C Preferred Stock (the “Initial Redemption”). Any outstanding shares of Series C Preferred Stock that have not been redeemed pursuant to an Initial Redemption will be redeemed in whole, but not in part, (i) if such redemption is ordered by the Board in its sole discretion, automatically and effective on such time and date specified by the Board in its sole discretion or (ii) automatically upon the approval by the Company’s stockholders of the Reverse Stock Split at any meeting of stockholders held for the purpose of voting on such proposal. Each share of Series C Preferred Stock redeemed in any redemption described above will be redeemed for no consideration.

Miscellaneous. The Series C Preferred Stock is not convertible into, or exchangeable for, shares of any other class or series of stock or other securities of the Company. The Series C Preferred Stock has no stated maturity and is not subject to any sinking fund. The Series C Preferred Stock is not subject to any restriction on the redemption or repurchase of shares by the Company while there is any arrearage in the payment of dividends or sinking fund installments.

* * * * *

The Certificate of Designation was filed with the Delaware Secretary of State and became effective on September 27, 2022. The foregoing description of the Series C Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the Certificate of Designation, which is filed as Exhibit 3.1 hereto and is incorporated herein by reference.

Item 2.	Exhibits.

Exhibit No.	Description
3.1	Certificate of Designation of the Series C Preferred Stock of the Company, dated September 27, 2022.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDRA LIFE SCIENCES INC.

Date: September 27, 2022	By:	/s/ Francois Michelon
Francois Michelon
President and Chief Executive Officer